                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                           (AMENDMENT NO.   1       )*
                                          ----------


                      Government Technology Services, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                    Common Stock, par value $0.005 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    383750106
               ---------------------------------------------------
                                 (CUSIP Number)

                                Edward H. Bersoff
          Chairman of the Board, President and Chief Executive Officer
                                    BTG, Inc.
                             3877 Fairfax Ridge Road
                          Fairfax, Virginia 22030-7448
                                 (703) 383-8000
--------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                                  July 29, 1998
           -----------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

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CUSIP No. 383750106                                                                     Page 2 of         Pages
          ---------                                                                               -------
-------------------------------------------------------------------------               ------------------------------------------

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
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     BTG, Inc.
     IRS #54-1194161

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2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                                                 (a) [ ]
                                                                                                                       (b) [ ]

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3    SEC USE ONLY

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4    SOURCE OF FUNDS*
                 OO

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5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(e)                                                                                                    [ ]

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6    CITIZENSHIP OR PLACE OF ORGANIZATION
                 Virginia

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                           7    SOLE VOTING POWER
                                            1,900,000

        NUMBER OF          -------------------------------------------------------------------------------------------------------
         SHARES            8    SHARED VOTING POWER
      BENEFICIALLY                          0
        OWNED BY
          EACH             -------------------------------------------------------------------------------------------------------
        REPORTING          9    SOLE DISPOSITIVE POWER
         PERSON                             1,900,000
          WITH
                           -------------------------------------------------------------------------------------------------------
                           10   SHARED DISPOSITIVE POWER
                                            0

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11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                 1,900,000

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12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

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13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                 19.5%

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14   TYPE OF REPORTING PERSON*
                 CO

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

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                                             Page 3 of     pages
                                                                       ---

           This Amendment No. 1 amends the statement on Schedule 13D which was filed on May 22, 1998 (the "Schedule 13D") by the undersigned with respect to the commons stock par value $0.005 per share (the "Common Stock") issued by Government Technology Services, Inc., a Delaware corporation (the "Issuer"). Capitalized terms used herein and not otherwise defined in this Amendment have the meanings set forth in the Schedule 13D.

           Except as specifically provided herein, this Amendment does not modify any of the information previously reported on Schedule 13D.

                   *                   *                   *

The following paragraphs of Item 5 are hereby amended and restated as follows:

ITEM 5.    INTEREST IN SECURITIES OF THE ISSUER

           (a) BTG beneficially owns 1,900,000 shares of Common Stock as of July 29, 1998, which shares represent approximately 19.5% of the outstanding shares of Common Stock as of July 29, 1998. The Escrow Shares are being held in escrow pursuant to the Escrow Agreement and are subject to the terms and conditions thereof.

           (b) BTG has sole voting and investment power with respect to 1,900,000 shares of Common Stock.

           (c) On July 29, 1998 BTG sold 1,100,000 shares of Common Stock, in a private placement, to Linwood A. Lacy, Jr. in exchange for a cash payment of $5,000,000. As required by the Standstill Agreement, the Issuer approved the sale to Mr. Lacy. There have been no other transactions in the Common Stock by BTG or, to the best knowledge of BTG, by any of the Executive Officers and Directors, during the past sixty (60) days.

                                                             Page 4 of     pages
                                                                       ---


                                    SIGNATURE

           After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  August  , 1998


                                        BTG, Inc.



                                        By:      /s/ Edward H. Bersoff
                                           -------------------------------------
                                           Edward H. Bersoff
                                           President and Chief Executive Officer



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                                                             Page 5 of     pages
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                                   SCHEDULE I

           Set forth below is the name, position, present principal occupation and amount of beneficial interest in the Common Stock, if any, of the directors and executive officers of BTG, Inc. Except as set forth below, the business address of each of these persons is c/o BTG, Inc., 3877 Fairfax Ridge Road, Fairfax, Virginia, 22030-7448. Each such person is a citizen of the United States.

                  Directors and Executive Officers of BTG, Inc.

  Name and Position               Present Principal             Number of Shares             Percentage
     at BTG, Inc.                     Occupation               Owned and Aggregate            Interest
     ------------                     ----------                 Purchase Price               --------
                                                                 --------------
Dr. Edward H. Bersoff         Chairman of the Board,                    0                       N/A
                              President and Chief
                              Executive Officer


Donald M. Wallach             President of Wallach                      0                       N/A
Director                      Associates, Inc.
                              6101 Executive Boulevard,
                              Suite 380
                              Rockville, MD 20852
                              (301) 231-9000

Dr. Ruth M. Davis             President and CEO of the                  0                       N/A
Director                      Pymatuning Group, Inc.
                              4900 Seminary Road,
                              Suite 570
                              Alexandria, VA 22311
                              (703) 671-3500

Earle C. Williams             715 Potomac Knolls Drive                  0                       N/A
Director                      McLean, VA 22102

Dr. Alan G. Merten            President of George Mason                 0                       N/A
Director                      University
                              Mason Hall, Suite D103
                              4400 University Drive
                              Fairfax, VA 22030
                              (703) 993-8700

Raymond T. Tate               President of Raymond Tate                 0                       N/A
Director                      Associates, Inc.
                              17929 Pond Road
                              Ashton, MD 20861
                              (301) 774-7131

Ronald L. Turner              Executive Vice President of               0                       N/A
Director                      Ceridian Corporation
                              8800 Queen Avenue, South
                              Bloomington, MN 55431
                              (612) 921-6097


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                                                             Page 6 of     pages
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
Marilynn D. Bersoff           Senior Vice President,                    0                       N/A
                              Administration and
                              Secretary

Clifton Y. Bumgardner         Senior Vice President, Chief              0                       N/A
                              Technical Officer

John Littley, III             Senior Vice President,                    0                       N/A
                              Corporate Development

Randall C. Fuerst             Senior Vice President,                    0                       N/A
                              General Manager Systems
                              Engineering Business Unit

Linda Hill                    Senior Vice President                     0                       N/A

Peter F. DiGiammarino         Senior Vice President                     0                       N/A

Todd A. Stottlemyer           Senior Vice President                     0                       N/A